SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2005

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Matav Reports Financial Results for the First Quarter of 2005

NETANYA, Israel, May 25, 2005 – Matav – Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported first-quarter 2005 financial results. Revenues for the first-quarter reached NIS 137.5 million (US$31.5 million) compared with NIS 147.6 million (US$33.9 million) for the first quarter of 2004 and NIS 140.4 million (US$32.2 million) for the fourth quarter of 2004. The decrease in revenues is a result of increased competition in the Israeli multi-channel television market as evident in Matav’s certain subscriber loss in the period. However, Matav reported an increase in Internet subscribers reaching over 95,000 subscribers to date.

Matav’s financial results are not consolidated with Hot Telecom (Matav’s telephony & corporate data joint partnership with the two other Israeli cable companies). Hot Telecom’s revenues in the first quarter reached NIS 6.5 million (US$1.5 million), as compared to NIS 9 million (US$2 million) for the entire year 2004. Matav’s part in Hot Telecom’s revenues for the first quarter was NIS 1.7 (US$0.4 million). As of now, over 13,000 subscribers joined this brand new telephony service.

First-quarter operating expenses decreased to NIS 118.1 million (US$27.1 million) from NIS 120.3 million (US$27.6 million) in first-quarter 2004. The decrease in operating expenses is mainly due to lower depreciation costs and content expenses. This decrease was partially off-set by an increase in other operating expenses related to the broadening of the Company’s activities.

First-quarter gross profit totaled NIS 19.3 million (US$4.4 million) compared with NIS 27.4 million (US$6.3 million) in first-quarter 2004 and NIS 21.3 million (US$4.9 million) for the fourth-quarter of 2004.

First-quarter selling and marketing expenses totaled NIS 14.6 million (US$3.4 million), compared with NIS 14.9 million (US$3.4 million) for first-quarter 2004. The high level of selling and marketing expenses is related to the continued competition in the multi-channel television market.

First-quarter G&A expenses decreased by 5.4% to NIS 9.6 million (US$2.2 million) from NIS 10.1 million (US$2.3 million) in first-quarter 2004.

First-quarter EBITDA reached NIS 27.9 million (US$6.4 million) compared with NIS 36.3 million (US$8.3 million) in first-quarter 2004.

As of March 31, 2005, Matav had 254,157 subscribers, compared with 257,344 at December 31, 2004. During first-quarter 2005, the company’s ARPU reached NIS 201.6 (monthly, including 17% value-added tax) compared to NIS 207.4 in the first quarter of 2004 and NIS 202.7 in the fourth quarter of 2004. The decrease in the Company’s ARPU is mainly due to the market share strategy undertaken by the company since June 2004 until March 2005.

First-quarter financing expenses declined to NIS 11.8 million (US$2.7 million) from NIS 12.3 million (US$2.8 million) in the comparable quarter of 2004. The decrease is attributed to two factors: a reduction in the Company’s net debt and a decrease in interest rates.

Matav’s share in affiliated companies’ profits for the first quarter of 2005 totaled NIS 3.3 million (US$0.8 million). This includes a profit of NIS 5 million (US$1.2 million) related to Partner Communications and a loss of NIS 1.7 million (US$0.4 million) related to Hot Telecom. Matav’s share in affiliated companies’ profits for the first quarter of 2004 totaled NIS3.6 million (US$0.8 million). In April 2005, Matav exercised its option to participate in the share buyback of Partner Communications Company Ltd. Matav sold to Partner 7,783,444 ordinary shares of Partner for a total consideration of approximately NIS 250 million (US$57.3 million). Matav expects to recognize on this sale a capital gain (net of tax impact) of approximately NIS 115 million (US$26.4 million) in the second quarter of 2005. Matav still holds approximately 1.9 million ordinary shares of Partner, almost all of which are subject to transfer restrictions under Partner’s communications license.

Matav reported first-quarter net loss of NIS 13.3 million (US$3 million), or NIS 0.44 (US$0.1) per ordinary share, compared with a net loss of NIS 7.0 million (US$1.6 million), or NIS 0.23 (US$0.05) per ordinary share, for the year-ago quarter.

Matav’s Chairman of the Board, Meir Srebernik, commented “The first quarter of 2005 was characterized by continued intense competition in the Israeli multi-channel television market. During this quarter, as part of our triple-play strategy, we began to market our integrated offering that combines: telecommunications, Internet, and television services, under one platform. In this way, we offer a one-stop shop for all these communication services. We believe that this is the beginning of a new era in the Israeli communication market”.

“In addition, during the quarter we allocated substantial company resources in launching three new television services: VoD (video on demand), high-definition broadcasting, and PVR (personal video recorder). I am happy to note that we are receiving very enthusiastic responses to these new services. In particular, we have received a record-high demand for our VoD service. Looking forward to 2005, I believe that our triple-play strategy will stimulate continued growth of our revenues, increase customer satisfaction and loyalty, and therefore our subscriber loss rate will continue to diminish “.

Management will conduct a teleconference today at 10:00 a.m. U.S. Eastern Time. To participate, please dial +1-866-860-9642 in the United States and +972-3-9180610 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	March 31,		Convenience translation March 31
	2004	2004	2005	2005
	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	Reported (1)
	(NIS In thousands)			U.S. dollars

ASSETS:

CURRENT ASSETS:
Cash and cash equivalents	24,250	27,242	1,157	265
Short-term deposit	50	-	50	11
Trade receivables	75,458	83,008	78,807	18,071
Other accounts receivables	20,010	21,361	21,767	4,991

Total current assets	119,768	131,611	101,781	23,338

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	101,736	72,100	117,992	27,056
Investment in limited partnerships	1,656	1,597	1,629	374
Rights to broadcast movies and programs	26,509	45,910	34,887	8,000
Other receivables	601	885	597	137
Investments in other company	-	16,241	-	-

	130,502	136,733	155,105	35,567

PROPERTY, PLANT AND EQUIPMENT:
Cost	2,119,060	2,050,836	2,153,126	493,723
Less - accumulated depreciation	1,293,549	1,188,156	1,328,036	304,526

	825,511	862,680	825,090	189,197

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	3,101	3,710	2,933	673

	1,078,882	1,134,734	1,084,909	248,775

(1)     Nominal financial reporting beginning January 1, 2004.

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	March 31,		Convenience translation March 31
	2004	2004	2005	2005
	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	Reported (1)
	(NIS In thousands)			U.S. dollars

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Bank credit	465,339	413,374	469,564	107,673
Current maturities of debentures	34,005	33,634	33,904	7,774
Accounts payable and accruals:
Trade	104,282	108,735	112,516	25,801
Jointly controlled entity - current account	18,112	18,374	18,265	4,188
Other	201,943	167,240	210,009	48,156

Total current liabilities	823,681	741,357	844,258	193,592

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from bank and others	101,457	126,056	100,940	23,146
Debentures	33,201	66,101	33,220	7,618
Customers' deposits for converters, net of
accumulated amortization	20,279	24,974	19,251	4,414
Accrued severance pay, net	2,483	2,503	2,716	623

Total long-term liabilities	157,420	219,634	156,127	35,801

SHAREHOLDERS' EQUITY:
Share capital	48,899	48,893	48,899	11,213
Additional paid-in capital	375,538	375,527	375,538	86,113
Accumulated deficit	(326,656)	(250,677)	(339,913)	(77,944)

Total shareholders' equity	97,781	173,743	84,524	19,382

	1,078,882	1,134,734	1,084,909	248,775

(1)     Nominal financial reporting beginning January 1, 2004.

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share and per ADS data)

	Year ended December 31	Three months ended March 31,		Convenience translation Three months ended March 31
	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	2004	2004	2005	2005
	Reported (1)
	(NIS In thousands)			U.S. dollars

Revenues	584,564	147,637	137,464	31,521

Operating expenses	472,488	120,265	118,120	27,086

Gross profit	112,076	27,372	19,344	4,435

Selling, marketing, general and
administrative expenses:
Selling and marketing	63,676	14,886	14,618	3,352
General and administrative	45,391	10,115	9,566	2,194

	109,067	25,001	24,184	5,546

Operating income (loss)	3,009	2,371	(4,840)	(1,111)
Financial expenses, net	(50,333)	(12,257)	(11,796)	(2,705)
Other income )expenses), net	(42,680)	(758)	143	33

Loss before taxes on income	(90,004)	(10,644)	(16,493)	(3,783)
Taxes on income	7,281	-	46	11

Loss from operations of the Company and
its subsidiaries	(97,285)	(10,644)	(16,539)	(3,794)
Equity in earnings of affiliates, net	14,301	3,639	3,282	753

Net loss	(82,984)	(7,005)	(13,257)	(3,041)

Loss per ordinary share	(2.83)	(0.23)	(0.44)	(0.10)

Loss per ADS	(5.66)	(0.46)	(0.88)	(0.20)

Weighted average number of shares
outstanding in thousands	29,360	30,215	30,221	30,221

Weighted average number of ADSs
outstanding in thousands	14,680	15,108	15,110	15,110

Operating income (loss)	3,009	2,371	(4,840)	(1,111)
Net of the effect of proportional consolidation	(2,280)	(2,044)	(1,029)	(236)
Depreciation and amortization (including income
from amortization of deposits for converters)	138,915	35,956	33,796	7,750

Memo EBITDA(*) - not including
proportional consolidation	139,644	36,283	27,927	6,403

(1)     Nominal financial reporting beginning January 1, 2004.

(*)        EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further a perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the period or as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the historic operating results of the Company nor is it meant to be predictive of potential future results.
Reconciliation between the operating profit in the financial statements and EBIDTA is presented in the attached summary financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

25 May 2005	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature